Exhibit 99.1

Given Imaging
Fourth Quarter and Fiscal Year End 2012
Financial Results Conference Call
February 13, 2013
9:00 a.m. ET

Operator: Good day and welcome ladies and gentlemen to the Given Imaging fourth quarter and fiscal year 2012 financial results conference call.  As a reminder, today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to Fern Lazar of Lazar Partners. Please go ahead.

Fern Lazar: Good morning and thank you for joining us.  With us today from Given Imaging are Homi Shamir, President and CEO, and Yuval Yanai, Chief Financial Officer.  Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and that actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on form 20-F, filed March 7, 2012. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures, including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s fourth quarter and fiscal year-end 2012 earnings release, which is posted on the Given Imaging site.

I’ll now turn the call over to Homi Shamir, president and CEO of Given Imaging.

Homi Shamir: Thanks Fern and thanks to all of you for joining us today.

Overall, fiscal year 2012 revenues were lower than anticipated due to revenue shortfalls in the EMEA and APAC regions. The ongoing economic downturn in Europe weighed on revenue growth in EMEA, while lower sales in China and a change in our commercial strategy in Japan negatively impacted revenues in the APAC region.

Nevertheless, in fiscal year 2012, we achieved record revenues as a result of a six percent increase in revenues in the Americas region.  In that market, we delivered a 10 percent increase in sales of our functional GI diagnostics products for the year, as well as a two percent increase in PillCam sales.  I would also like to point out that PillCam sales in Q4 increased by a solid 7 percent compared to the same period in 2011. Sales in the Americas regions were negatively impacted by Hurricane Sandy which hit the northeast in October.

I’m pleased to report that PillCam SB sales in Japan grew by 30% in 2012, the majority of which occurred in the second half of the year.  This increase was due to the change we made in our commercial strategy in which Given Imaging is taking a direct role in sales and marketing.  The implementation of PillCam SB reimbursement codes that went into effect in July of last year also had a positive impact on sales.  We are confident that we now have the right framework in place in Japan and expect this solid increase in sales to continue going forward.

I’m pleased that we delivered on our goal of increasing profitability.   GAAP and Non-GAAP EPS achieved record levels of $0.45 and $0.72 for the year.   This is even more encouraging news since the SmartPill acquisition had, as expected, a dilutive effect on EPS.  Yuval will provide additional details shortly.

We expect 2013 to be a pivotal year for the company. Our goal is to return to double-digit revenue growth as we expand the market for our comprehensive line of devices to visualize, detect and monitor disorders in the digestive tract and introduce new, innovative products.

First, we will continue working to expand the market globally for the PillCam SB obscure GI Bleeding indication.  There is a significant market opportunity to grow this indication globally.   While we already have strong penetration based on our position as the gold standard for detecting OGIB, our market data shows that there is still significant upside potential.

We also plan to expand the use of PillCam SB as a tool to detect and monitor Crohn’s disease in the U.S. and Japan.  Educating physicians about this indication was a key focus of our U.S. sales force last year and will continue to be in 2013 and beyond.

Third, we will continue growing our Functional GI Diagnostics business in the U.S.A. and abroad.  In addition to our Bravo, Digitrapper and ManoScan product lines, we will be working this year to expand the market for SmartPill in the U.S.

Given Imaging has a strong pipeline of new products and this year we’re very excited about two significant product launches.

First, we are introducing our next-generation small bowel capsule, PillCam SB3, in Europe this quarter and we plan to launch in the U.S.A. later in 2013 pending FDA 510k clearance.  PillCam SB3 is a game changing product and we will provide more information about it when we launch it in the U.S.A. market.

Second, PillCam COLON 2 is currently under regulatory review in the U.S. and Japan and we anticipate decisions by the fourth quarter of this year.

We believe that this will be a valuable diagnostic tool to visualize and diagnose disorders of the colon in two of world's largest healthcare markets. We plan to disclose data on the USA PillCam COLON study at DDW in May.

We recently announced that we ended the strategic alternatives review process. The executive committee unanimously concluded that the continued execution of the Company's operating plan, supplemented by additional acquisitions and alliances, provides the best opportunity at this time to enhance value for all of the Company's shareholders.

In summary, we’re optimistic about 2013 and we look forward to returning to double digit growth in our international markets, and we believe that we will be able to accelerate growth in the Americas region in 2013.  Given Imaging has a robust product offering of 7 marketed products across 22 GI disease states and we are dedicated to expanding our footprint globally, while we deepen our clinical presence within each market segment.

I’ll now turn the call over to Yuval Yanai, who will provide some more additional details on our fourth quarter results.

Yuval Yanai: Thank you Homi.  As mentioned before, we achieved revenues of $48.7 million in the fourth quarter of 2012, bringing total revenues for 2012 to $180.5 million.

Revenues in the Americas region in the fourth quarter increased one percent to $31.3 million.  The growth is attributable mainly to a seven percent increase in PillCam sales.  This increase was offset by a decrease in sales of functional diagnostics products. Sales of these products in the Americas region decreased four percent to $6.7 million from $6.9 million in the same period in 2011. This brings total revenues in the Americas region for fiscal year 2012 to just over $115 million, a 6% increase over 2011.

In the EMEA region, the one percent decrease in revenues to $11.3 million from $11.4 million in Q4 2011. Total 2012 revenues in EMEA were down 5%, from $45.1 million to $42.9 million in 2011.

Revenues in the APAC region decreased by two percent in the fourth quarter of 2012 to $6.1 million from $6.3 million in the same period in 2011.  2012 revenues in the region fell 7%, from $25.0 million in 2011 to $22.5 million in 2012.

Total PillCam SB sales were 61,800 capsules in the fourth quarter of 2012, a two percent increase compared to the fourth quarter of 2011. In the Americas region, PillCam SB sales in the fourth quarter increased seven percent to 40,300 capsules compared to 37,800 capsules in the same period last year. Compared to the fourth quarter of 2011, PillCam SB sales in the EMEA region decreased eight percent to 14,200 capsules while PillCam SB sales in the APAC region increased by two percent to 7,300 capsules in 2012.

Worldwide sales of functional diagnostics products increased by two percent to $14.6 million in the fourth quarter of 2012 compared to $14.3 million in the same period of last year.  In the Americas region, functional diagnostics products revenue decreased 8% in the fourth quarter of 2012 to $11.0 million compared to $12.0 million in the same period last year.  Functional diagnostics revenue in the EMEA region was $2.9 million compared to $1.8 million in the same period last year.  Revenue in the APAC region was $700,000, slightly over the $600,000 in the same period last year.

Gross margins on a GAAP and non-GAAP basis in the fourth quarter of 2012 were 74.6% and 76.1%, compared to 77.4% and 77.9% in the fourth quarter of 2011, respectively.  The decrease was due primarily to the acquisition of the assets of the SmartPill Corporation in October 2012 and product mix. On an annual basis, we continued to generate a solid non-GAAP gross margin of 77.2%, and we believe that we can continue generating high gross margins in the foreseeable future. During the fourth quarter we completed the transfer of SmartPill production to Israel and we are now manufacturing this product there. During 2013 we will invest in reducing the cost of manufacturing of this product which should reduce the dilutive effect of this product on margins.

On a GAAP basis, operating profit was $3.6 million, compared to $4.9 million in the fourth quarter of 2011.  The decline in GAAP operating profit is attributable predominantly to the acquisition of SmartPill. Non-GAAP operating profit was $7.0 million, compared to $7.1 million in the fourth quarter of 2011. It is worth noting that cash generated from operating activities correlates nicely with our non-GAAP operating profit. This quarter, cash generated from operating activities totaled $11.0 million. In 2012, we generated almost $28 million from operating activities.

On a GAAP basis, net income for the fourth quarter of 2012 decreased 9 percent to $5.1 million, or $0.16 per share, compared to $5.6 million, or $0.18 per share, in the same quarter of last year.  On a non-GAAP basis, net income for the fourth quarter of 2012 increased by three percent to $7.9 million, or $0.25 per share on a fully diluted basis, compared to $7.7 million, or $0.25 per share on a fully diluted basis, in the fourth quarter of 2011.  On an annual basis, non-GAAP net income increased 12% to $22.6 million, while EPS increased 11%. The variance between the growth of net income and the growth of EPS is due to the increased number of shares on a fully diluted basis.

Tax expenses were lower in 2012 as a result of closing of tax assessments in Israel, and other tax adjustments.

The reconciliation between GAAP and non-GAAP earnings is available in our fourth quarter press release which is posted on our website.

Turning now to 2013 guidance.  As we mentioned in our press release, we expect that 2013 revenues will be between $195 million and $205 million.

We also expect that earnings per share will be between $0.55 and $0.63 on a GAAP basis and between $0.80 and $0.88 on a non-GAAP basis.

I would like to spend a few minutes discussing some of the assumptions that went into our 2013 guidance. As in 2012, our top-line guidance reflects the uncertainties surrounding Europe.  However, we believe that on a global basis we can return to double digit growth while continuing to improve profitability and generate a considerable amount of cash.  Operating expenses include the investment in SmartPill, and an additional expense of almost $2.5 million, or approximately 8 cents per share related to the implementation of the Medical Device Tax in the U.S.

I would like to remind you of the traditional seasonality in our revenue generation from quarter to quarter during the year.  The first quarter of each year tends to be our weakest quarter; the second and third quarters tend to be higher than the first quarter, with revenues in the third quarter more or less equal to the second one. Fourth quarter is usually the strongest. As a result, first quarter profitability tends to be lower than other quarters.

We expect GAAP and Non-GAAP gross margins for fiscal year 2013 to be in line with gross margins in 2012, and could fluctuate slightly on a quarterly basis due to changes in product mix, exchange rates and geographic distribution of revenues.

We will continue our efforts to improve profitability, and we expect operating margin, both GAAP and non-GAAP to further improve this year.

Moderator, you may now open the call for questions.

Operator:  Thank you. If you'd like to ask a question, please signal by pressing star 1 on your telephone keypad. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, press star 1 to ask a question. And we will take our first question from Jeremy Feffer, from Cantor Fitzgerald.

Jeremy Feffer:  Hi, good morning. Thanks for taking my questions. First I wanted to talk about Asia-Pacific specifically. First on China, what was the cause of the weakness? And I guess in Japan, are you now expecting a normalized run rate with the direct sales model now fully in place?

Homi Shamir:  Hi Jeremy, good morning. Yes, concerning China, it's again, we are using a distributor and he changed a little bit his model of working and approach to the market. As we said previously in some of the calls, this distributor, he's not coming from the med tech device. He's learning as he keeps going. He invested a lot in the future and he believes in the future. And, you know, sometimes he can make mistakes and sometimes he changes approach.

They are committed to what we need in the market. We have close to 300 installations in China. And we believe that after he changed this approach to the market, we will go back to - during 2013 - to the nice growth that we had in China compared to - in 2011.

Now concerning the Japanese market, yes, the second part of the year was a robust second part. The running rate was well for us, especially compared to the first part of the year. And we believe this continuation of good momentum will continue in the next couple of years to come.

Jeremy Feffer:  Okay. If I look at the functional GI business that, you know, the growth has slowed the last few quarters. It was basically - worldwide it was flat this quarter. What's going to get that moving? Or what was causing the slowdown and what gets that moving again in '13?

Homi Shamir:  As a matter of fact, you know, if you look at the GIFD product line and Yuval can talk about it, I think we had a very good year in the manometry business.

What took the numbers back is the Bravo. As we mentioned previously, we had a recall in the Bravo. We - that happened in early part of - end of 2011, beginning of 2012. The product now performs extremely well. But we have to gain back the confidence of the physician. If I'm not mistaken, GIFD or basically the manometry business in the USA grew again 30% this year.

So we'll continue to see this as a growing part. And we have to bring Bravo back - the confidence back to the physician and we believe we can do it. The product never performed better than what's it's performing well now. And we need to just go back and the sales force has to work with the physician to reeducate them.

Jeremy Feffer:  Okay, okay. That's fair. And then just one sort of modeling/housekeeping question. Yuval, which line wills you be including the device tax? Is it going to be in COGS or is - will it be a separate line?

Yuval Yanai:  Not a separate line. It's going to be part of our operating expenses. It's not part of COGS. And you assume that if you take, you know, approximately 2%, just 2% or 2.3%, let's say 2% of the sales in the U.S. that will take you to the right number. But it will be part of our operating expenses.

Jeremy Feffer:  Okay. Fair enough. Hey, I'll jump back in queue. Thank you.

Yuval Yanai:  Thank you Jeremy.

Operator:  And as a reminder, that is star 1 to ask a question. And we will take our next question from Bryan Brokmeier from Maxim Group.

(Ben):  Hi guys. It's actually Ben in for Bryan. Thanks for taking my questions. So the first question is, was the negative impact on SB sales in Europe, was it caused by customers who knew the SB3 was coming?

Homi Shamir:  Good morning. No, not at all. Basically it was a slowdown in Europe continue. And but we see now some recovery, especially the southern part of Europe. As a matter of fact, some of the countries like U.K. and France set a record level of sales for us.

So, again, it's the southern part of Europe, but we believe now that we are stepping into the right direction. And we actually are hoping to return to double-digit growth in EMEA as well during 2013.

Yuval Yanai:  Can I jump in because I just - this Yuval - may add on this? The European system is a public one. And during 2012, many governments just stopped funding hospitals and therefore there was not enough money to buy medical equipment in general, and our capsules included.  So just to reiterate what Homi said before, it had nothing to do with SB3. It all had to do with the internal economic situation in these countries which looks a little bit better right now.

(Ben):  All right, great. That's helpful. Also you mentioned new products that you have planned for 2013. In your latest PowerPoint presentation, you displayed a Crohn's/ulcerative colitis capsule. Do you know what the timing is for that? Is that still on schedule, on track?

Homi Shamir:  Yes, those are on track. Ulcerative colitis, its many capsules that we're targeting the Japanese market. It's a request, actually, by - done by the Japanese authority. We're planning to start clinical trial on this product during this year. And hopefully when the clinical trial will be successful, we'll launch it in Japan.

Probably we'll not be seeing any sales effect until the end of 2014, beginning of 2015, but again, it's a very natural expansion of our product line for the PillCam COLON or the PillCam COLON technology. And which, I don't know how much you guys know about ulcerative colitis but it's a disease of the colon and the patients are suffering - basically it's very hard to do colonoscopy to them.

And again, it's a very good way to use a noninvasive technology to monitor ulcerative colitis. There is close to 130 patients - thousand patients in Japan who annually have to do - or more than annually have to do this test. And actually, as I mentioned, we have been approached by the authority to bring our solution to them.

(Ben):  Okay, great, thanks. And if I can sneak one more in, the - you mentioned uses of the PillCam COLON - sorry, the PillCam SB for Cohn’s disease. What was the contribution to 2012 growth and how do you see that trending for 2013?

Yuval Yanai:  Okay, the only, I would say, condition we have right now that's quite difficult to measure are the real utilization of PillCam SB as a monitoring tool for Crohn's patients because the physicians are not using a separate CPT code for this. It is the same one for re-business purposes.

Therefore, it is our estimate, based, of course, on discussion with physicians across the U.S. that in 2012 the - using SB capsules for monitoring Crohn's patients contributed somewhere between 15% to 20% of our small bowel revenues. And we think that that I would say, the growth that we anticipate for 2013 in the U.S. market consists on increased utilization of small bowel capsules for monitoring Crohn’s patients.

(Ben):  All right, great. Thank you very much.

Homi Shamir:  Sure Ben.

Yuval Yanai:  Thank you.

Operator:  And again, that is star 1 to ask a question. And we'll go next to Steven Tepper with Harel Finance.

Steven Tepper:  Hi, thanks for taking my call.  I just want to continue the previous question. You mentioned double-digit growth for 2013. So could you sort of break it down like where - you mentioned the Crohn's utilization of the - in the American market. Where else do you see the growth coming to that double-digit estimation?

Homi Shamir:  First we're looking at the international market, both in the EMEA and also in especially in Asia-Pacific to go back to double-digit growth. I think to mention and - that for years and I think with the exception of last year, we were - we're enjoying in the international markets a nice double-digit growth and which obviously was affected during 2012 because of all what we mentioned.

So first we believe we are going back to this growth during 2013. And again, repeating, China going back to the normal way, Japan accelerating growth and, again, in EMEA, recovery in - parts of southern Europe but overall a better execution also in our operation there.

Beyond that we see that - the trend. And we are overall at 6% growth in America. And we believe that we will maintain or even grow this further. Again, I cannot say if it will be in the double digits in the Americas, but we'll try to reach close to that.

So that's where we see the double-digit growth coming.

Steven Tepper:  Okay, thank you. Just one more question regarding the PillCam COLON 2, you mentioned that the last - the fourth quarter of this year you expect approvals. Is that also for Japan and also for the U.S.?

And I mean, you mentioned previously that it was a direct de novo process and you were sort of expecting that the process would be shorter than what you originally expected. Is this - are you on track with the timelines? Or is there some kind of delays? Are you getting some kind of questions from the different authorities that you're responding to? How are things going?

Homi Shamir:  We are tracking, as we said, on the timeline. Obviously we are in discussion with the FDA which I cannot elaborate further. But yes, it's moving in the right direction, in the right track as - the right track that we talk about timeline.

Steven Tepper:  Okay, thank you very much.

Yuval Yanai:  Thank you.

Operator:  And we'll go next to Debbie Wang from Morningstar.

Debbie Wang:  Good morning. My question has to do with a little bit of perspective on the practitioner response to being able to use PillCam SB to monitor the Crohn's condition. Can you give us any sense of what gastroenterologists, how are they reacting to that idea? Is this something they're embracing? Or is there some sense that maybe they feel like they don't really need to do that for many of their patients? Just curious.

Homi Shamir:  Thanks Debbie, good morning. First, the physician who are using - and as Yuval mentioned, we believe that there is today 15% or 20% of our utilization coming for that. ((inaudible)). And one of the - what makes here the difference between the monitoring Crohn's and OGIB is we have also the patient needs.

A patient who's suffering from Crohn's are fairly educated, the patient through media or through social media. And they have to do this procedure almost on an annual basis. And it's not like an OGIB patient that's coming once to the doctor and then he's going home and he will do whatever the doctor would like to do.

He's also - have a Crohn's patient would like to educate himself and sometimes talk with his issue with the physician. And offer to him, also what he's feeling about.

So we see two things happening. Yes, the physician likes our idea with the monitoring Crohn's. Obviously we need to - and to remind all of you, we still don't have a complete coverage on monitoring Crohn's. We have roughly about 55 million patients covered with that. And obviously we have the Medicare coverage.

But beyond that, the patient is driving the physician to do that. And we - the physician has a really benefit - huge benefit here because he can see how the medication is working. He really can monitor if the right medication, the right dose. And as we know, the biologics are very aggressive and they're also very expensive. And it's giving the physician a better way to look how the mucosa is healing.

And I think they really appreciate that. And as I said, we need to get more reimbursement across the USA for monitoring Crohn's. Obviously, for Crohn's we have - for non-Crohn's or suspected Crohn's, we have it across the board. We have 220 million patients covered. But the monitoring we need to continue to work on that.

And hopefully, in the next year or two we will have all - everybody covered. And then obviously we'll see continuation of the growth in this market.

Debbie Wang:  Homi, you mentioned that there's a pull factor coming from the patients themselves. Does that suggest that you might be doing any sort of DTC in the future?

Homi Shamir:  We are not, but we are working all together with the Crohn's & Colitis Association, for example. And we participate in their activities. We participate in other activities. We are not ready to go DTC. I don't think that's given.

But basically, yes, patient education, for example, if you go look our Web site, we have there a special area for patients. We're educating more patients. We are doing some of our media.

For example, a few weeks ago, a few months ago was in L.A., a very nice TV coverage about a patient who is suffering from Crohn's, young patient, that they decided to take the PillCam instead of having colonoscopy. And that was later on broadcast in a lot of the other parts of the USA.

So those are the kind of activities we are trying to promote and to bring. But no, we will not go directly into advertising to the patient but we will try to educate them.

Debbie Wang:  Thank you very much.

Homi Shamir:  Thank you Debbie.

Operator:  And we'll go next to Jeremy Feffer from Cantor Fitzgerald.

Jeremy Feffer:  Hi, sorry, just had one quick follow-up. I was curious about PillCam COLON sales in Europe. Have there - has there been any pick-up from the SG guidelines last year? Or is it really going to be a function of once it's approved in the U.S. and Japan, there'll be a carryover effect into Europe?

Homi Shamir:  Jeremy, there was a pick-up. But really the pivotal year for selling the capsule and reaching a significant number is this year. We're really pushing the PillCam since we got the guideline. As a matter of fact, I will be in Europe next week. We are launching the SB3. But we are also launching and continue to push our COLON product and obviously the new acquisition of the SmartPill.

So I think we start seeing the right movement. The Center of Excellence in Rome is working very busy. They have a lot of physicians coming and educating on the PillCam COLON. So this I think this year of 2013 hopefully will deliver a significant number that we can share it with you both in quantity at least and also in maybe numbers.

Jeremy Feffer:  Okay, great. Thank you.

Operator:  And we'll go back to Steven Tepper from Harel Finance.

Steven Tepper:  Just a follow-up on the SB3. What is the clinical advantages or the advantages to the - using physicians for that capsule? And, you know, how is that going to create additional revenues using the new capsule?

Homi Shamir:  Hi Steven. For competitive reasons, I will not go through the whole detail because we would like to launch it in Europe first and then in hopefully - around the DDW timeframe. So - and we would like to make it a big - as much as we can, a nice surprise. But we believe it's a product that will take the competitor away completely. And don't forget, we have 85% market share so whatever's left there.

But what it's making it is  - the physician will see much better through the SB capsules compared to what he used to see in the SB1 and obviously SB2. Even if I compare it, you know, the step we took between SB1 to SB2, this is much larger step of advancement and a better product between the SB2 and SB3 compared to SB1 and SB2.

I think the physician will be delighted. It will give them a better tool and a - to diagnose the patient and much more productive tool and hopefully - or not hopefully - better efficacy.

We tested it in a few markets. We tested it with physicians. And the result or the feedback we got for physicians are outstanding. So again, I'd like to launch it and I'd like to do it correctly. And I don't want to disclose all the information now. So I'd like to keep the surprise as we saw it when we launch it.

Steven Tepper:  Okay, thanks.

Operator:  And we'll go back to Bryan Brokmeier from Maxim Group.

(Ben):  Hi again. This is Ben. So just a quick follow-up, more a financial question, last quarter you mentioned gross margins will remain relatively high for the foreseeable future. I know you mentioned acquisition and also mix had a negative impact. Do you see margins bouncing back?

Yuval Yanai:  Yes, I think I said it during my portion of the script. I said that - we are certain that we can maintain this - the high level of gross margin. And despite the quarterly fluctuation, the gross margin in 2012 was at the same level of the year before. And hopefully with the additional revenues that we'll get and the efforts that we are putting, bringing down the cost of SmartPill, the new acquired business, we will - may even to somehow improve the gross margin.

(Ben):  Okay, great, wonderful.

Yuval Yanai:  Thank you.

Operator:  And there are no further questions. I will turn the call back to Mr. Shamir for closing remarks.

Homi Shamir:  Thanks everyone for joining us today. Yuval and I will be meeting with members of the financial community in several cities in the U.S. in the next few weeks as part of a non-deal road show and we look forward to seeing many of you then. Thank you.

Operator:  This does conclude today's conference, and we thank you for your participation.